UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

QDM International Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

74738H 304
(CUSIP Number)

February 1, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   74738H 304

1.	Names of Reporting Persons Bakelai Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 26,240,754
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 26,240,754

9.	Aggregate Amount Beneficially Owned by Reporting Person 26,240,754
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No.   74738H 304

1.	Names of Reporting Persons Shimei Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 26,240,754
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 26,240,754

9.	Aggregate Amount Beneficially Owned by Reporting Person 26,240,754
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

QDM International Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Room 1030B, 10/F, Ocean Centre, Harbour City 5 Canton Road, Tsim Sha Tsui, Hong Kong

Item 2(a).	Name of Persons Filing

This Schedule 13G is filed by:

-	Bakelai Capital Limited
-	Shimei Zhou

The foregoing person is hereinafter referred to each as a “Reporting Person.” Information with respect to the Reporting Person is given solely by such Reporting Person.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

-          Bakelai Capital Limited: Rm 4, 15/F, Sunwise Industrial Building, 16-26 Wang Wo Tsai Street, Tsuen Wan, Hong Kong.

-          Shimei Zhou: Rm 4, 15/F, Sunwise Industrial Building, 16-26 Wang Wo Tsai Street, Tsuen Wan, Hong Kong.

Item 2(c).	Citizenship

- Bakelai Capital Limited – Jurisdiction of Incorporation is Hong Kong - Shimei Zhou - China

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

74738H 304

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable.

Item 4.

Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

On February 1, 2023, Bakelai Capital Limited purchased 50,000,000 shares of Common Stock (or 5,000,000 shares of Common Stock without giving effect to the forward stock split at a ratio of 10-to-1 effected in April 2024 (the “2024 Forward Split”)) in an offering of the Issuer at a price of $0.0081 per share (or $0.081 per share without giving effect to the 2024 Forward Split) for a total purchase price of $405,000.

On August 1, 2024, Bakelai Capital Limited sold an aggregate of 23,759,246 shares to certain purchasers at a purchase price of $1.00 per share.

Shimei Zhou is the sole shareholder and director of Bakelai Capital Limited and holds the voting and dispositive power over the shares of common stock held by this entity.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 13, 2024

Bakelai Capital Limited

By:	/s/ Shimei Zhou
	Name:	Shimei Zhou
	Title:	Sole Director

/s/ Shimei Zhou
Shimei Zhou

EXHIBIT INDEX
Exhibit Number
99.1	Joint Filing Agreement